Exhibit 99.6

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)	Number of shares to which this proxy form relates (Note 1)
Proxy Form for Use by Shareholders at the 2019 Annual General Meeting

I/We (Note 2)                                                                                                                                                                                                                                    of                                                                                                                                                                                                                                                  being the shareholder of Guangshen Railway Company Limited (the “Company”) hereby appoint THE CHAIRMAN OF THE MEETING/                                                                                                                                                                                (Note 3) of                                                                                                                                                                                                                       as my/our proxy to attend and vote on my/our behalf at the 2019 annual general meeting of the Company (or any adjournment thereof) (the “AGM”) to be held at 9:30 a.m. on Tuesday, 16 June 2020, at the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China, in respect of the resolutions set out in the notice convening the AGM as hereunder indicated and if no indication is given, as my/our proxy thinks fit or abstains at his/her own discretion.

	RESOLUTIONS WITHOUT THE ADOPTION OF CUMULATIVE VOTING SYSTEM	FOR (Note 4)	AGAINST (Note 4)	ABSTAIN FROM VOTING (Note 4)
ORDINARY RESOLUTIONS:
1.	the work report of the board of directors of the Company (the “Board”) for 2019 be and is hereby reviewed and approved.
2.	the work report of the supervisory committee of the Company (the “Supervisory Committee”) for 2019 be and is hereby reviewed and approved.
3.	the audited financial statements of the Company for 2019 be and is hereby reviewed and approved.
4.	the profits distribution proposal of the Company for 2019 be and is hereby reviewed and approved.
5.	the financial budget of the Company for 2020 be and is hereby reviewed and approved.
6.	the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors of the Company for 2020 and their remunerations be and are hereby reviewed and approved.
7.	the remunerations and allowances of the independent non-executive directors of the ninth session of the Board be and are hereby reviewed and approved.
SPECIAL RESOLUTION:
8.	the proposed amendments to the articles of association of the Company be and are hereby reviewed and approved.
	RESOLUTIONS WITH THE ADOPTION OF CUMULATIVE VOTING SYSTEM	NUMBER OF VOTES (Note 5)
ORDINARY RESOLUTIONS:
9.	The election of the following executive and non-executive directors of the ninth session of the Board:
9.1.	the re-election of Mr. Wu Yong as an executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.
9.2.	the re-election of Mr. Hu Lingling as an executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.
9.3.	the re-election of Mr. Guo Xiangdong as an executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.
9.4.	the re-election of Mr. Guo Jiming as a non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.
9.5.	the re-election of Mr. Zhang Zhe as a non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.
9.6.	the appointment of Mr. Wang Bin as a non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.
10.	The election of the following independent non-executive directors of the ninth session of the Board:
10.1.	the appointment of Mr. Frederick Ma Si-Hang as an independent non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.
10.2.	the appointment of Mr. Tang Xiaofan as an independent non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.
10.3.	the appointment of Mr. Qiu Zilong as an independent non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.

11.	The election of the following shareholder representative supervisors of the ninth session of the Supervisory Committee:
11.1.	the re-election of Mr. Liu Mengshu as a shareholder representative supervisor of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.
11.2.	the re-election of Mr. Chen Shaohong as a shareholder representative supervisor of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.
11.3.	the re-election of Mr. Xiang Lihua as a shareholder representative supervisor of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.
11.4.	the re-election of Mr. Meng Yong as a shareholder representative supervisor of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.

Date: 2020	Signature of shareholder (Note 6):

Notes:

1.

Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.	Full name(s) and address(es) must be inserted in BLOCK LETTERS.
3.

If any proxy other than the chairman is preferred, strike out “THE CHAIRMAN OF THE MEETING/” and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the AGM or any adjournment thereof (as the case may be). The proxy or proxies need not be a member of the Company. Any alternation made to this proxy form must be signed by the person who signs it.

4.

IMPORTANT: IN RESPECT OF THE RESOLUTIONS NO. 1 TO NO. 8, IF YOU WISH TO VOTE FOR ANY OF THEM, PUT A “✓“ IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY OF THEM, PUT A “✓“ IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY OF THEM, PUT A “✓“ IN THE BOX MARKED “ABSTAIN FROM VOTING”. Failure to complete the boxes will entitle your proxy to cast your vote(s) at his/her discretion. The shares abstained will be counted in the calculation of the required majority. A person entitled to more than one vote shall not be required to use all his/her votes or cast all the votes he/she uses in the same way. In the event that all such votes are not cast in the same way, please state the relevant number of shares in the appropriate box(es).

5.

IMPORTANT: IN RESPECT OF THE RESOLUTIONS NO. 9.1 TO NO. 9.6, RESOLUTIONS NO. 10.1 TO NO. 10.3 AND RESOLUTIONS NO. 11.1 TO NO. 11.4, CUMULATIVE VOTING SYSTEM WILL BE ADOPTED IN CARRYING OUT THE VOTING AND THE COUNTING OF VOTING RESULTS REGARDING THESE RESOLUTIONS. PLEASE FILL IN THE “NUMBER OF VOTES” COLUMN WITH THE NUMBER OF VOTES YOU WISH TO CAST FOR CERTAIN CANDIDATE(S) FOR DIRECTOR/SHAREHOLDER REPRESENTATIVE SUPERVISOR. Set out below are instructions illustrating the voting method using cumulative voting system in respect of Resolutions No. 9.1 to No. 9.6, Resolutions No. 10.1 to No. 10.3 and Resolutions No. 11.1 to No. 11.4. Please fill in your intention of voting in accordance with the following instructions:

(i)	(a	)	in relation to Resolutions No. 9.1 to No. 9.6, for every share held by you, you will have the same number of votes which equals the number of executive and non-executive directors to be elected. For example, if you are holding 1 million shares and 6 executive and non-executive directors are to be elected at the AGM, the aggregate number of votes which you will have will be 6 million (i.e. 1 million shares x 6 = 6 million votes) for the voting of Resolutions No. 9.1 to No. 9.6;
	(b	)	in relation to Resolutions No. 10.1 to No. 10.3, for every share held by you, you will have the same number of votes which equals the number of independent non-executive directors to be elected. For example, if you are holding 1 million shares and 3 independent non-executive directors are to be elected at the AGM, the aggregate number of votes which you will have will be 3 million (i.e. 1 million shares x 3 = 3 million votes) for the voting of Resolutions No. 10.1 to No. 10.3;
	(c	)	in relation to Resolutions No. 11.1 to No. 11.4, for every share held by you, you will have the same number of votes which equals the number of shareholder representative supervisors to be elected. For example, if you are holding 1 million shares and 4 shareholder representative supervisors are to be elected at the AGM, the aggregate number of votes which you will have will be 4 million (i.e. 1 million shares x 4 = 4 million votes) for the voting of Resolutions No. 11.1 to No. 11.4.
(ii)

you may cast all your votes on one candidate or cast any portion of your votes on different candidates in any combination. Please fill in the number of votes you wish to cast for certain candidate(s) in the “NUMBER OF VOTES” column. For example, if you are holding 1 million shares, the total number of your votes regarding Resolutions No. 9.1 to No. 9.6 is 6 million. You may choose to cast the 6 million votes equally amongst the 6 candidates, or to cast all your 6 million votes on one candidate, or cast 2 million votes on candidate A, 1.5 million votes on candidate B, 1 million votes on candidate C, 1 million votes on candidate D, 0.5 million votes on candidate E and 0 vote on candidate F, etc. The same will apply to the voting of Resolutions No. 10.1 to No. 10.3 and Resolutions No. 11.1 to No. 11.4, respectively.

(iii)

when the total number of your votes, representing the total number of shares held by you multiplied by the total number of directors and shareholder representative supervisors to be elected, are used up after voting for a candidate or certain candidates, you will have no votes remaining to be cast on other candidates. The total number of votes you cast on the candidates shall not exceed the aggregate number of votes to which you are entitled.

(iv)

please note that when the total number of votes you cast on one candidate or different candidates exceeds the total number of votes to which you are entitled, you shall modify the total number of votes cast by you. Otherwise, all the votes cast by you shall be deemed invalid; when the total number of votes you cast on one candidate or different candidates is less than the total number of votes to which you are entitled, such voting shall be valid and the uncast votes shall be regarded as abstaining votes. For example, if you are holding 1 million shares, the total number of your votes regarding Resolutions No. 9.1 to No. 9.6 is 6 million, (a) if you fill in “6 million votes” in the “NUMBER OF VOTES” column under candidate A, you have used up all the votes to which you are entitled regarding the voting of Resolutions No. 9.1 to No. 9.6, which results in you having no votes remaining to be cast for the other 5 candidates for executive and non-executive directors. Should you fill in the “NUMBER OF VOTES” column under the other 5 candidates with any number of votes (other than 0), all the votes you cast, including the votes you cast for candidate A and the other 5 candidates, shall be invalid; or (b) if you fill in “3 million votes” in the “NUMBER OF VOTES” column under candidate A, “2 million votes” in the “NUMBER OF VOTES” column under candidate B and “0 vote” in the “NUMBER OF VOTES” column under other 4 candidates, the 5 million votes cast by you shall be valid and the remaining 1 million votes uncast shall be regarded as abstaining votes. The same will apply to the voting of Resolutions No. 10.1 to No. 10.3 and Resolutions No. 11.1 to No. 11.4, respectively.

(v)

please note that if you mark a “✓“ and also fill in number of votes cast in the “NUMBER OF VOTES” column under certain candidate(s), such number of votes filled in shall prevail for the counting of votes; if you mark a “✓“ without filling in number of votes cast in the “NUMBER OF VOTES” column under certain candidate(s), it shall be deemed that you have cast all your votes to a certain candidate or allocated all your votes to certain candidates equally. For the avoidance of doubt, you are not required to mark “✓“ in the “NUMBER OF VOTES” column in respect of Resolutions No. 9.1 to No. 9.6, Resolutions No. 10.1 to No. 10.3 and Resolutions No. 11.1 to No. 11.4; instead, you should fill in the “NUMBER OF VOTES” column with the number of votes you wish to cast for certain candidate(s).

(vi)	all ballot paper that is not completed, wrongly completed, illegible or uncast shall be deemed as abstention of voting rights and such voting shall be deemed as invalid.
(vii)

when the total number of votes cast on a certain candidate is more than half of the total number of shares held by all shareholders attending the AGM (before being cumulated), the candidate in question shall be regarded to have been elected. Where the number of elected directors/shareholder representative supervisors at the AGM is less than the number of directors/shareholder representative supervisors required to be elected, the second round of voting will be required for election of the remaining directors/shareholder representative supervisors until the number of directors/shareholder representative supervisors required to be elected is fulfilled.

(viii)

when the second round of election is held pursuant to paragraph (vii) above, the calculation of cumulative votes shall be based on the number of directors/shareholder representative supervisors to be elected in the second round of election.

6.

This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be certified by a notary) or, if the appointer is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be certified by a notary. To be valid, this proxy form, together with any notary certified copy of the power of attorney or any other authority under which the proxy form (if any) is signed must be lodged at the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

7.	Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish.